UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                         Commission File Number      1-3543
 PSI Energy, Inc.
          (Exact name of registrant as specified in its charter)

 1000 East Main Street,      Plainfield,  IN 46168
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

 PSI Energy, Inc. 6 7/8% Cumulative Preferred Stock
          Title of each class of securities covered by this Form)

 See Attachment
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule l2g-4(a)(l)(i)  X                Rule l2h-3(b)(l)(i)   X

         Rule l2g-4(a)(l)(ii)                  Rule 12h-3(b)( I )(ii)

         Rule l2g-4(a)(2)(i)                   Rule l2h-3(b)(2)(ii)

         Rule l2g-4(a)(2)(ii)                  Rule l2h-3(b)(2)(ii)

                                               Rule 15d-6

Approximate number of holders of record as of the certification or notice date:
   zero

         Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  August 24, 2005        By:/s/Wendy L.Aumiller
                                  Wendy L. Aumiller, Vice President & Treasurer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.


               Persons who respond to the collection of information contained in this form are not required to respond unless the form
SEC2069(12-04) displays a currently valid 0MB control number.

                    PSI Energy, Inc. Registered Securities


 DEBT ISSUE   INTEREST            MATURITY   PRINCIPAL         PRINCIPAL AMOUNT
DESCRIPTION    RATE    DATE ISSUED   DATE    AMOUNT ISSUED  CUSIP  OUTSTANDING

FIRST MORTGAGE BONDS - TAXABLE

Series AAA Fixed@ 7.125%01-Feb-94 01-Feb-24 50,000,000 693627 AA9    30,000,000

Series BBB Fixed@ 8.000%30-Apr-99 15-Jul-09124,665,000 693627 AH4   124,665,000

Series CCC Fixed@ 8.850%30-Apr-99 15-Jan-22 60,055,000 693627 AJ0    53,055,000

Series DDD Fixed@ 8.310%30-Apr-99 01-Sep-32 38,000,000 693627 AK7    38,000,000

Series EEE Fixed@ 6.650%22-Jun-01 15-Jun-06325,000,000 693627 AU5   325,000,000

FIRST MORTGAGE BONDS BACKED MEDIUM TERM NOTES - Series A

Series A Fixed@   8.550%01-Jan-92 27-Dec-11  2,000,000 69363F AK8     2,000,000

Series A Fixed@   8.570%01-Jan-92 27-Dec-11 42,500,000 69363F AH5     5,500,000

FIRST MORTGAGE BONDS BACKED MEDIUM TERM NOTES - Series B

Series B Fixed@   6.380%19-Aug-93 15-Aug-08  5,000,000 69363F BG6     5,000,000

Series B Fixed@   6.380%07-Sep-93 03-Sep-08  5,000,000 69363F BK7     5,000,000

Series B Fixed@   6.380%13-Sep-93 09-Sep-08  6,000,000 69363F BH4     6,000,000

Series B Fixed@   6.370%13-Sep-93 09-Sep-08  5,000,000 69363F BJ0     5,000,000

Series B Fixed@   6.370%13-Sep-93 09-Sep-08 11,000,000 69363F BJ0    11,000,000

Series B Fixed@   6.400%13-Sep-93 09-Sep-08 10,000,000 69363F BL5    10,000,000

Series B Fixed@   8.230%18-Aug-92 11-Aug-22 10,000,000 69363F AZ5     3,000,000

Series B Fixed@   8.200%19-Aug-92 12-Aug-22 10,000,000 69363F BA9    10,000,000

Series B Fixed@   8.180%22-Aug-92 15-Aug-22  5,000,000 69363F BF8     5,000,000

Series B Fixed@   8.240%29-Aug-92 22-Aug-22 10,000,000 69363F BD3    10,000,000

OTHER LONG TERM DEBT Senior Unsecured Debt

Senior Debts Fixed@ 6.350%15-Nov-96 15-Nov-06 100,000,000 693627 AB7     50,000

Senior Notes Fixed@ 6.520%30-Apr-99 15-Mar-09  97,342,000 693627 AL0 97,342,000

Debentures Fixed@  7.850%20-Oct-99 15-Oct-07 265,000,000 693627 AN1 265,000,000

Debentures Fixed@  5.000%23-Sep-03 15-Sep-13 400,000,000 693627 AX9 400,000,000

OTHER LONG TERM DEBT Subordinated Unsecured Debt

JUMPS  Fixed @     7.250%15-Mar-98 15-Mar-28 100,000,000 693627 AE1   2,658,000

                                                PAR VALUE    SHARES OUTSTANDING

PREFERRED STOCK

PSI Energy, Inc. 3.500% Cumulative Preferred Stock  100.00               36,695

PSI Energy, Inc. 4.160% Cumulative Preferred Stock   25.00              148,763

PSI Energy, Inc. 4.320% Cumulative Preferred Stock   25.00              154,781